April 12, 2010

Mr. Garold R. Base
President and Chief Executive Officer
Viewpoint Financial Group, Inc.
1309 West 15th Street
Plano, Texas 75075

Also:
Mr. Garold R. Base
President and Chief Executive Officer
Viewpoint Financial Group
1309 West 15th Street
Plano, Texas 75075

RE: Viewpoint Financial Group, Inc.   and   Viewpoint Financial Group
    Form S-1   **Form 10-K**
    File Number 333-165509   **File Number 1-32992**
    Filed March 16, 2010   **Filed March 4, 2010**

Dear Mr. Base:

We have conducted a review of the above referenced filings and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that some of our comments directed to the (new)Viewpoint prospectus
        also apply to the proxy/prospectus being delivered to the current, public shareholders
        of Viewpoint Financial Group. Where this is the case, please also revise the
        proxy/prospectus. Also, revise future filings by Viewpoint Financial Group to reflect
        these comments.

Public Prospectus for (new)Viewpoint

Summary, page 1

2.   Where appropriate, please briefly explain the reason for the significant decline in the
        number of your locations, from 45 to 38, referenced on page 28 – particularly in light
        of your possible use of proceeds for expansion. We note the appraisal discussion
        about this situation.

How We Determined the Offering Range…, page 5

3.   Please summarize the comparison to recent offerings found on page 89 of the
        appraisal report.   In particular, please summarize the tabular presentation of the after-
        offering performance of recent conversions.

The Exchange of Existing Shares…, page 6

4.   With respect to the table on pages 6 and 34, please tell us how you concluded that
        "equivalent per share current market value" was an appropriate metric to present to
        shareholders. Also, explain why you did not present investors with the pro forma
        book value for their exchange shares in the tabular presentation.

Pro Forma Data, page 39

5.   We note your number of shares outstanding for pro forma book value per share
        calculations on page 39 and that this amount equals the total number of shares to be
        outstanding upon completion of the offering. Please reconcile the amount presented
        for the minimum point, 24,878,827, to the 29,878,827 amount presented on page 7.

Non-performing Assets, page 80

6.   We note on page 80 that your troubled debt restructurings (TDRs) increased from $2.53 million at December 31, 2008 to $5.78 million including the $4.8 million of TDRs classified as non-accrual at December 31, 2009. Please tell us and revise to quantify the types of concessions made (e.g. rate reductions, payment extensions, or forgiveness of principal) and include a discussion of your success with the different types of concessions.

7.   In addition, we note that $4.7 million of your TDRs classified as non-accrual were commercial real estate loans. Please tell us and revise to disclose whether you have performed any commercial real estate workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of commercial real estate workouts, please revise to disclose the following:

    a. Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
    b. Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
    c. Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
    d. Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
    e. Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
    f. Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

Annual Cash Incentive Plan, page 110

8.   At the top of page 111 you say that your named executive officers received compensation based on the achievement of certain financial and individual objectives. Revise this section, and future filings by Viewpoint, to disclose the specific objectives used to determine compensation, even if no compensation is granted. If you did not disclose the objectives because you determined that they were confidential due to the potential for competitive harm to the company, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis and include in future filings detailed disclosure analyzing the level of difficulty necessary to reach each of the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Proxy/Prospectus for current, Viewpoint Financial Group public shareholders

General Comment on this Filing

9.   Please confirm our understanding that the financial statements will be included with the proxy prospectus sent to Viewpoint shareholders.

Cover Page

10.   Revise the cover page to clarify that the shareholders of Viewpoint, other than the MHC, must approve the conversion by a majority vote.

11.   Please clarify, if true, that shareholders of Viewpoint do not have any subscription rights in the common stock offering, absent any status that they might have as depositors.

12.   Revise the cover page to identify the requirements to participate in the subscription offering.

Summary, page 6

13.   Where appropriate, disclose the principal legal and operational reasons for the formation of (new)Viewpoint.

Tax Consequences, page 12

14.   Revise this section to discuss the fact that your counsel was not able to provide an unqualified opinion as to the tax consequences for depositors who receive subscription rights. Consider adding a risk factor to discuss any risk from the uncertainty of the tax consequences.

Risk Factors

Our loan portfolio possesses increased risk due to our percentage of commercial real estate and commercial non-mortgage loans, page 17

15.	Revise either this risk factor, or the first risk factor to discuss the increase in problem assets attributable to your increased exposure to commercial real estate. Also, discuss the relatively unseasoned nature of your commercial portfolio and the potential for additional credit losses as your portfolio ages.

* * * * *

Closing Comments

Please note that we haven't completed our review of the Part III information you incorporate into the Form 10-K by reference to your definitive proxy statement. We may have additional comments after reviewing that information.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please contact Lindsay Bryant at 202-551-3417 or Amit Pande, Accounting Branch Chief, at 202-551-3423. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX to: Michael S. Sadow
                FAX number 202-337-5502